(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
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SEC FILE NUMBER 0-25629

CUSIP NUMBER

For Period Ended: October 2, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read attached instruction sheet before preparing form. Please print or type. nothing in this form shall be construed to imply that the commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Carrols Corporation
Full Name of Registrant

Former Name if Applicable

968 James Street
Address of Principal Executive Office (Street and Number)

Syracuse, New York 13203
City, State and Zip Code

PART II — RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

As previously disclosed, the registrant’s audit committee recently appointed Deloitte & Touche LLP on October 19, 2005, as its new independent registered public accounting firm, beginning with the review of the registrant’s Quarterly Report on Form 10-Q for the period ended October 2, 2005. The Quarterly Report on Form 10-Q of the registrant for the period ended October 2, 2005, could not be filed timely because the registrant, with the involvement of Deloitte & Touche LLP, is currently reviewing (i) the classification and presentation of proceeds from qualifying sale/leaseback transactions in its statement of cash flows and (ii) the accounting with respect to the depreciation of assets and recording of interest expense associated with lease financing obligations recorded in the 2003 restatement of its consolidated financial statements. Until such review has been completed, the effect on the registrant’s consolidated financial statements, if any, included in its Quarterly Report on Form 10-Q for the period ended October 2, 2005, cannot be determined.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Joseph Zirkman	(315)	424-0513
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Carrols Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 16, 2005	By	/s/ Paul R. Flanders
		Name:	Paul R. Flanders
		Title:	Vice President, Chief Financial Officer and Treasurer